

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2015

Thomas O. Might
Chief Executive Officer
Cable One, Inc.
210 E. Earll Drive
Phoenix, AZ 85012

> **Re: Cable One, Inc.**
> **Form 10-12B**
> **Filed February 27, 2015**
> **File No. 001-36863**

Dear Mr. Might:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please file your exhibits, such as the Separation and Distribution Agreement, as soon as practicable. We will need adequate time to review, and, if necessary, comment upon your disclosure regarding the exhibits.

2. Please advise us when you will obtain the tax opinion of Cravath, Swaine & Moore LLP and whether you intend to file the opinion as an exhibit or an appendix to the filing.

3. Please advise us as to which national securities exchange you are seeking to be listed upon.

Exhibit 99.1 Information Statement of Cable One, Inc.

4.   We note a number of blank spaces throughout your information statement. Please include these disclosures in your revised information statement as soon as practicable. Note that we may have additional comments once you have provided these disclosures.

The Spin-Off

Overview, page 5

5.   Please elaborate your discussion to include the potential risks, costs, materially adverse consequences that could arise should Graham Holdings decide to decline to proceed with the separation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Income (Expense), page 65

6.   Please provide a deeper discussion of the impact the sale of wireless spectrum licenses had on your income for fiscal year 2014. Please see Item 303(a)(3)(i) of Regulation S-K.

Management

Committees of the Board, page 73

7.   We note that each of your Audit, Compensation, and Nominating and Governance Committees possesses a respective charter. Please include each charter as an appendix to the Information Statement. Please see Instruction 2 to Item 407 of Regulation S-K.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser at (202) 551-3778, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Nicholas Foley
Cravath, Swaine & Moore LLP